BJB GLOBAL INCOME FUND

                   AMENDMENT NO. 1 TO MASTER TRUST AGREEMENT
         (Amending Par Value Status of Shares of Beneficial Interest.)

  The undersigned, Assistant Secretary of BJB Global Income Fund (the "Fund"), does hereby certify that pursuant to Article VII, Section 7.3 of the Master Trust Agreement of the Fund, dated April 30, 1992, the following votes were duly adopted by at least a majority of Trustees of the Fund at a meeting duly called and held on June 19, 1992:

VOTED:   That the Shares of beneficial interest of the Fund as described in
         Article IV, Section 4.1, shall have a par value of $.001 per Share; and FURTHER
VOTED: That the first sentence of Section 4.1 be deleted in its entirety and the folowing substituted in lieu thereof: "The beneficial interest in the Trust shall be divided into Shares, all with a par value of $.001 and of one class, but the Trustees shall have the authority from time to time to divide the class of Shares into two or more Series of Shares (each of which Series of Shares shall be a separate and distinct Sub-Trust of the Trust, including without limitation those Sub-Trusts specifically established and designated in Section 4.2), as they deem necessary or desirable."; and

FURTHER
VOTED: That the proper officers of the Fund be, and each of them hereby is, authorized and empowered to execute all instruments and documents and to take all actions as they or any one of them in his or her sole discretion deems necessary and appropriate to carry out the intents and purposes of the foregoing vote.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 22th day of June, 1992.

                                   /s/ Lee D. Augsburger
                                   ----------------------
                                   Lee D. Augsburger
                                   Assistant Secretary